NEWS RELEASE	ELD No. 15-13
TSX: ELD NYSE: EGO	July 30, 2015

Eldorado Reports 2015 Second Quarter Financial and Operational Results

Gold production of 181,160 ounces, All-In Sustaining Costs of $900 per ounce

VANCOUVER, BC – For the second quarter ended June 30, 2015, Eldorado Gold Corporation, (“Eldorado” or “the Company”) reports gold production of 181,160 ounces (Q2 2014: 200,551 oz) with average cash costs of $569 per ounce (Q2 2014: $489/oz). Adjusted net earnings for the quarter were $17.0 million ($0.02 per share) compared to $35.9 million ($0.05 per share) in Q2 2014.

Paul Wright, Chief Executive Officer said: “This was another strong quarter for Eldorado.  The Company remains focused on executing its long-term growth plan, while our operational teams continue to operate in accordance with our internal plans, producing 181,160 ounces of gold with all in sustaining cash costs of $900 per ounce.”

“The teams in Turkey and China again delivered another operationally solid quarter. The Project Permit Approval at Eastern Dragon is a reflection of the perseverance and hard work put forth by the team in China.  In Greece, our 2,000 employees and contractors continued to advance Eldorado’s next phase of growth at Skouries and Olympias.  Finally, we demonstrated the potential of our organic growth pipeline by delivering two solid feasibility studies as starting points at both the Certej and Tocantinzinho projects.”

“Based on the strong first half of the year, we are updating our 2015 production guidance to be 690,000 ounces of gold at average cash costs of $590 per ounce and all-in sustaining costs of $925 per ounce.”

Second Quarter Highlights

Financial

▪	Gold production of 181,160 ounces (including production from tailings retreatment at Olympias).
▪	Adjusted net earnings of $17.0 million ($0.02 per share). Net loss attributable to shareholders of the Company was $198.6 million ($0.28 per share), primarily due to the recorded impairment loss at Certej of $214.1 million (net of deferred income tax recovery).
▪	Gold revenues were $204.2 million on sales of 170,056 ounces of gold at an average realized gold price of $1,201 per ounce.
▪	Liquidity of $824.8 million, including $449.8 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.
▪	All-in sustaining cash costs averaged $900 per ounce; cash operating costs averaged $569 per ounce.
▪	On July 30, 2015, the Company declared that it will pay a dividend of CDN$0.01 per Common Share on August 26, 2015 to the holders of the Company’s outstanding Common Shares as the close of business on the record date of August 17, 2015.

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US dollars unless stated otherwise.

1

Operational

▪	Significant developments at Skouries: multiple foundations completed, initial stripping from open pit complete, process equipment deliveries commenced and installation of flotation equipment began.
▪	Receipt of the Eastern Dragon Project Permit Approval; site works recommenced.
▪	Operational and implementation plans for Olympias Phase II finalized, with an estimated ~$618 million of pre-tax revenue generated during the first five years of the Phase II operations (excluding ramp-up in 2016).
▪	Positive Feasibility Study at the Certej Project completed.
▪	Positive Feasibility Study at Tocantinzinho completed.

Second Quarter Financial Results

($ millions except as noted)	Q2 2015	Q2 2014
Revenues	$214.2	$265.0
Gold revenues	$204.2	$247.6
Gold sold (ounces)	170,056	190,621
Average realized gold price (per ounce)	$1,201	$1,299
Cash operating costs (per ounce sold)	$569	$489
Total cash cost (per ounce sold)	$618	$549
All-in sustaining cash cost (per ounce sold)	$900	$829
Gross profit from gold mining operations	$61.4	$102.1
Adjusted net earnings	$17.0	$35.9
Net profit (loss) attributable to shareholders of the Company	($198.6)	$37.6
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	($0.28)	$0.05
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	($0.28)	$0.05
Dividends paid (Cdn$/share)	$0.00	$0.00
Cash flow from operating activities before changes in non-cash working capital	$61.9	$92.2

Gold sales volumes and realized prices fell year over year, which impacted gold revenues and gross profit from gold mining operations. The decrease in sales volumes was due to lower sales at Tanjianshan as a result of June gold production being shipped after quarter end. Sales volumes during the quarter were also impacted by lower production at Kisladag, Jinfeng and White Mountain year over year. Cash operating costs per ounce increased year over year at all mines except Efemcukuru. General and administrative costs fell $5.9 million year over year mainly due to lower costs in the Company’s Vancouver and Ankara offices as a result of a weakening in the Canadian and Turkish currencies in relation to the US dollar. Interest and financing costs fell $3.1 million due to an increase in the capitalization of bond interest on the Company’s Greek development projects.

Loss attributable to shareholders of the Company was $198.6 million (or $0.28 per share) for the quarter compared with profit of $37.6 million (or $0.05 per share) in the second quarter of 2014. During the quarter the Company recorded an impairment loss of $214.1 million (net of deferred income tax recovery) related to Certej. Based on the technical assumptions of the feasibility study completed in the second quarter, the Company assessed the recoverable amounts of property, plant and equipment for Certej and concluded that the carrying value of Certej was impaired. An impairment loss of $254.9 million was recorded against property, plant and equipment. A deferred income tax recovery of $40.8 million was also recorded related to the impairment charge and reflected as a reduction in tax expense on the income statement.

2

On July 16, 2015 the government of Greece enacted legislation increasing the corporate income tax rate from 26% to 29%, effective for fiscal year 2015. As required by IAS 12, “Income Taxes”, when an income tax rate changes the deferred tax liability must be adjusted to reflect the change in the income tax rate. The Company anticipates that the change in the Greek income tax rate will increase the deferred tax liability and deferred tax expense by $65.0 million or approximately $0.09 per share in the third quarter of 2015.

Adjusted net earnings for the quarter were $17.0 million (or $0.02 per share) compared with $35.9 million (or $0.05 per share) in the second quarter of 2014.

Operational Review

TURKEY

Kisladag

As anticipated, gold production at Kisladag was lower and cash operating costs were higher year over year. These changes year over year were due to planned increases in sulfide run of mine ore placed on the leach pad, which resulted in a lower average head grade and a lower expected recovery rate. Capital expenditures for the quarter included costs for capitalized waste stripping and diamond drilling related to metallurgical testing of the ore body.

Efemcukuru

Gold production was 11% higher year over year due to higher average treated head grade. Cash operating costs were 14% lower year over year due to higher head grade and lower operating costs as a result of the weakening in the Turkish lira. Capital spending during the quarter included underground development and mine mobile equipment.

CHINA

Jinfeng

Gold production at Jinfeng was 16% lower year over year as a result of lower tonnes milled and gold in circuit inventory changes. The decrease in tonnes milled was due to the completion of open pit mining during the first quarter. Cash operating costs were 2% higher year over year as a result of lower gold production. Capital expenditures for the quarter included underground development, mining equipment and tailings dam work.

Tanjianshan

Gold production at Tanjianshan was 3% lower year over year due to slightly lower tonnes milled and average treated head grade. Gold ounces sold were lower year over year due to weather related shipping delays, which resulted in June production of 8,199 ounces being shipped after quarter end. Cash operating costs per ounce were 15% higher mainly as a result of an increase in waste stripping costs charged to ore production. Capital spending for this quarter included work on the exploration decline at the Qinlongtan deposit and earthworks associated with the tailings dam.

3

White Mountain

Gold production at White Mountain during the quarter was 11% lower year over year due to reduced head grade. Cash operating costs per ounce were 30% higher year over year due to lower head grade as well as higher mining contractor, electricity and reagent costs. Mining contractor costs were higher due to an increase in stope development activity. Capital expenditures for the quarter included capitalized underground development, exploration drilling and sustaining capital projects within the processing plant.

GREECE

Stratoni

Concentrate production in the second quarter at Stratoni was lower year over year due to lower ore tonnes processed and lower zinc head grades. Plant throughput was affected by lower mine production as a result of fewer production areas in the mine, and labour stoppages by the miner’s union in support of the Company’s Greek projects. Cash operating costs per tonne increased 9% year over year due to the impact of lower concentrate production on fixed costs as well as higher water treatment processing costs.

Development Review

TURKEY

Kisladag Mine Optimization

Detailed engineering work was initiated during the quarter to address changes to the Phase III area of the existing crushing circuit, which will optimize product crush size prior to placement on the leach pad. Detailed engineering also began for the additional 7.5 million tonnes per year crushing and screening circuit as defined in the Phase IV expansion program. Installation of a 154 KV substation to support pit electrification also began. A total of $5.1 million was spent on mine expansion work.

CHINA

Eastern Dragon

During the second quarter, the Company was pleased to receive the Project Permit Approval (PPA) for the Eastern Dragon project in Heilongjang Province, China. The PPA was approved at the central government level by the National Development and Reform Commission.

With the granting of the PPA, the Company recommenced work at site during the third quarter, initially focusing on completion and testing of the mill circuit along with the work on the power and water supplies. The Company expects Eastern Dragon to commence production in the first half of 2016.

4

GREECE

Skouries

Construction at Skouries progressed during the quarter with the piling for the equipment foundations and the concrete foundations for the flotation building, filter and out-loading buildings, completed. The installation of internal platform steel work began within the flotation building. Earthworks continued on multiple work fronts in the main process area. Initial deliveries of process equipment to the site began, and installation of the flotation tanks commenced. Construction of a stream diversion structure as well as topsoil removal for the installation of the main starter dam began. Initial stripping of overburden and topsoil from the open pit area was completed. Capital spending totaled $26.5 million during the quarter. A portion of the $200 million in development capital planned for 2015 has been delayed into 2016, as a result of permit issues.

Olympias

During the quarter, Olympias treated 146,894 tonnes of tailings and produced 3,686 gold ounces under the Phase I tailings retreatment plan. Partial reclamation of the dam will begin in the third quarter. Mine development and rehabilitation continued underground in preparation for planned production in 2016. Work continued on the main decline, including cover grouting and post grouting behind the face for water control.

Engineering and development work for the Phase II reconfiguration program continued during the quarter. Metallurgical test work aimed at refining the process design also continued. A capital cost estimate for the modifications was completed along with the implementation schedule. The basic engineering package is targeted for completion in the third quarter. Capital costs of $14.9 million were incurred during the quarter for mine development. A total of $6.6 million was spent on tailings retreatment against proceeds of $4.4 million from the sale of gold recovered from the retreatment process.

Also during the quarter, the Company provided an update on the Phase II of the Olympias project, which is expected to operate, beginning in 2016, for approximately 6-8 years. Highlights included:

▪	Estimated total capital expenditure for the concentrator upgrade and mine development for Phase II through 2015-2016 is $83 million.
▪	Estimated average payable annual production during the first full 4 years of Phase II (excluding ramp-up in 2016):
▪	60,725 ounces of gold
▪	1.1 million ounces of silver
▪	12,200 tonnes of lead
▪	12,900 tonnes of zinc
▪	Estimated average cash operating costs of $309/oz (including by-product credits) during the first full 4 years of Phase II (excluding ramp-up in 2016).
▪	Overall metal recovery in the flotation circuit is estimated to be 89% for lead, 94% for zinc, 92% for silver and 88% for gold.
▪	The project is projected to generate ~$618M of pre-tax revenue during the first five years of Phase II operations (excluding ramp-up in 2016).
▪	Economic analysis of the project used a gold price of $1,250/oz, silver at $16.50/oz, lead at $2,000/t and zinc at $2,000/t.
5

ROMANIA

Certej

A total of $3.5 million was spent on Certej during the second quarter, including land acquisition, site work, metallurgical test work, and engineering for the feasibility study.

The Feasibility Study for the Company’s 80.5%-owned Certej Project was completed during the quarter. The Project is located in a pro-mining region in Romania that welcomes long-term investment. The region will benefit from direct impacts, such as taxes, community projects, salaries, export revenues, skills development, royalties and job creation. Indirect impacts will include job creation through the supply chain, engineering and environmental services, utilities, transport, development of local services, as well as development of municipal facilities. Highlights from the Study included:

▪	Generation of a post-tax internal rate of return (IRR) of 13% and a net present value (NPV) at a 5% discount rate of $229 million.
▪	An open pit strip ratio of 2.96:1, mining a total of 44 million tonnes of ore over the life of mine.
▪	Estimated cash operating costs of $568/oz and all-in sustaining costs of $745/oz.
▪	Initial capital estimate of $449 million and sustaining capital estimate of $203 million (including closure).
▪	Processing rate of ~8,000 tonnes per day would produce an average of 140,000 ounces Au and 830,000 ounces Ag per year.
▪	Confirmation of Pressure Oxidation for mineral processing; regarded as Best Available Technology.
▪	Recoveries of 87.4% and 80% for gold and silver respectively.
▪	Economic analysis of the project used a gold price of $1,250/oz and a silver price of $16.50/oz.

BRAZIL

Tocantinzinho

A total of $0.4 million was spent on Tocantinzinho in the quarter.

The Feasibility Study for the Tocantinzinho Project was completed during the second quarter. The Company is pleased to have confirmed a positive economic evaluation for the Tocantinzinho Project. The remote location of the Tocantinzinho Project presents challenges to the costs; however, a conventional approach to mining and processing provides a solid platform on which to develop this well-defined gold deposit. Opportunities to improve the economics and value of the Tocantinzinho Project were identified during the course of the study. These areas will continue to be investigated as development of the Tocantinzinho Project continues to be assessed. Highlights from the Feasibility Study include:

▪	Generation of a positive NPV of $245 million at a 5% discount rate and an IRR of 13.5%, using a gold price of $1,250/oz.
▪	1.7 million ounces of gold produced over the life of the project (~165,000 ounces per year)
▪	Using conventional open pit mining methods, mining a total of 41.1 million tonnes of ore with a strip ratio of 3.5:1 over the mine life.
▪	Cash operating costs of $572/oz.
▪	Initial capital cost estimated at $466 million and sustaining capital, including closure costs, estimated at $64 million.
6

▪	Recoveries of 90.1% for primary ore and 75.0% for saprolite ore, utilizing a simple comminution, flotation and leaching process.

Vila Nova

Vila Nova continued on care and maintenance during the second quarter. Settlements during the second quarter of shipments from prior quarters resulted in negative adjustments to revenue.

Exploration Review

Brazil

In the Tapajos District, a 2,000 metre drilling program began, testing the KRB gold anomaly, located approximately 12 kilometres southwest of the Tocantinzinho deposit. Assay results from the first hole are encouraging, with an intercept of 21.83 metres apparent thickness grading 1.73 g/t Au reported.  Activities elsewhere in the country were focused on project generation, with field activities in the Central Brazil Gold Belt (Tocantins and Goias states) and in northeast Brazil.

Greece

The second quarter exploration activities in Greece were mainly focused on brownfields programs in the Halkidiki area. In the Skouries/Tsikara/Fisoka porphyry belt, mapping and soil sampling programs defined drill targets within known mineral occurrence areas and also identified several previously unrecognized epithermal mineral occurrences.

Romania

Exploration activities in Romania focused on brownfields opportunities within the Certej license block and defining drilling targets within the Company’s nearby exploration concessions in the Apuseni Belt. Late in the quarter, drilling commenced at the Muncel project, targeting gold-rich extensions to the historically defined volcanogenic massive sulphide lead-zinc-copper orebodies.

Turkey

At Efemcukuru, programs of detailed geological mapping and soil and rock sampling continued within the mining concession. Reconnaissance level field activities elsewhere in Turkey focused on greenfields exploration for porphyry and epithermal systems in the central and eastern Pontide belt.

China

At White Mountain, underground exploration drilling continued on the north and far north zones. At Tanjianshan, underground exploration drilling from the Qinlongtan North decline commenced late in the quarter, with three holes targeting the open down-plunge extension of the high-grade mineralized zone. Surface drilling was also completed at the Xijingou deposit and Dushugou prospect. Finally, a trenching program was completed on the Anbao license adjacent to the Jinfeng mine, where previous soil surveys identified several prospective zones.

7

Outlook

Gold production for 2015 is forecast to be 690,000 ounces of gold with average cash costs for commercial production of $590 per ounce and all-in sustaining cash costs of $925 per ounce. Previous guidance was production of 640,000 - 700,000 ounces at average cash costs of $570 to $615 per ounce and all-in sustaining cash costs of $960 to $995 per ounce. Capital spending is forecast to be $110.0 million in sustaining capital and $300.0 million in new project development capital compared with previous guidance of $165.0 million and $345.0 million respectively. The forecast for new project development capital is lower than original guidance mainly due to presently projected lower capital spending at Skouries.

Conference Call

Senior management of the Company will host a conference call on July 31, 2015 at 11:30 AM ET to discuss Eldorado’s Second Quarter 2015 Financial and Operating Results. The call will be webcast and can be accessed at Eldorado’s website at www.eldoradogold.com. Participants may join the call by dialing toll-free: 1 888 231 8191 or 647 427 7450. A replay is available until August 7, 2015 by dialing toll-free: 1 855 859 2056 or 416 849 0833 (pass code 8251 3103).

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure of exploration results in this press release. Assay results reported in this release for Brazil were determined from diamond drill core samples of 2 m or shorter intervals.  One half of each sample was archived, and the other half was crushed, split, and pulverized at ALS Brasil Ltda. preparation facility in Belo Horizonte, Brazil.  Gold analyses were completed by fire assay at the ALS Peru Ltd. facility in Lima, Peru.  Field duplicate, and blank samples were inserted prior to shipment to the preparation facility, certified standard reference materials were inserted prior to shipment to the assay laboratory, and results were regularly monitored to ensure the quality of the data.

Norman Pitcher, P. Geo, President at Eldorado Gold, is the Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators who has reviewed and approved the scientific and technical information in this news release relating to Certej and Tocantinzinho.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2015 Second Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

8

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr

Vice President Investor Relations & Corporate Communications

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

9

Table 1: Q2 2015 Gold Production Highlights (in US$)

	Second Quarter 2015	Second Quarter 2014	YTD 2015	YTD 2014
Gold Production
Ounces Sold	170,056	190,621	351,876	381,249
Ounces Produced[1]	181,160	200,551	370,574	397,074
Cash Operating Cost ($/oz)[2,4]	569	489	545	504
Total Cash Cost ($/oz)[3,4]	618	549	597	563
Realized Price ($/oz - sold)	1,201	1,299	1,217	1,299
Kişladağ Mine, Turkey
Ounces Sold	67,981	72,815	146,983	139,667
Ounces Produced	67,778	76,980	147,034	144,055
Tonnes to Pad	4,873,089	3,127,844	9,099,202	6,984,726
Grade (grams / tonne)	0.66	1.11	0.68	0.90
Cash Operating Cost ($/oz)[4]	596	443	556	449
Total Cash Cost ($/oz)[3,4]	611	466	572	470
Efemçukuru Mine, Turkey
Ounces Sold	28,228	25,435	46,851	53,082
Ounces Produced	27,705	25,034	48,925	52,003
Tonnes Milled	113,851	110,706	219,270	217,207
Grade (grams / tonne)	8.53	7.99	7.95	8.27
Cash Operating Cost ($/oz)[4]	477	552	527	538
Total Cash Cost ($/oz)[3,4]	494	576	544	561
Tanjianshan Mine, China
Ounces Sold	16,875	25,790	43,501	54,169
Ounces Produced	25,074	25,790	51,700	54,169
Tonnes Milled	274,194	278,227	531,491	541,836
Grade (grams / tonne)	3.29	3.30	3.42	3.37
Cash Operating Cost ($/oz)[4]	449	391	423	407
Total Cash Cost ($/oz)[3,4]	626	570	594	581
Jinfeng Mine, China
Ounces Sold	38,289	45,581	74,975	86,858
Ounces Produced	38,234	45,568	74,920	86,863
Tonnes Milled	329,738	371,971	651,444	736,958
Grade (grams / tonne)	4.21	4.17	4.15	4.08
Cash Operating Cost ($/oz) [4]	551	540	535	581
Total Cash Cost ($/oz) [3,4]	632	622	621	664
White Mountain Mine, China
Ounces Sold	18,683	21,000	39,566	47,473
Ounces Produced	18,683	21,000	39,566	47,473
Tonnes Milled	210,753	213,741	417,360	414,423
Grade (grams / tonne)	2.97	3.56	3.26	3.84
Cash Operating Cost ($/oz) [4]	757	583	674	596
Total Cash Cost ($/oz) [3,4]	796	623	713	636
Olympias, Greece
Ounces Sold	-	-	-	-
Ounces Produced[1]	3,686	6,179	8,429	12,511
Tonnes Milled	146,893	168,013	303,933	312,535
Grade (grams / tonne)	1.85	2.84	2.05	2.95
Cash Operating Cost ($/oz)[4]	-	-	-	-
Total Cash Cost ($/oz)[3,4]	-	-	-	-
[1]	Ounces produced include production from tailings retreatment at Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash operating costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.
10

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of US dollars)

	Note	June 30, 2015	December 31, 2014

		$	$
ASSETS
Current assets
Cash and cash equivalents		446,126	498,514
Term deposits		3,702	2,800
Restricted cash		258	262
Marketable securities		10,393	4,251
Accounts receivable and other		85,421	117,995
Inventories		219,485	223,412
		765,385	847,234
Deferred income tax assets		-	104
Other assets		62,245	43,605
Defined benefit pension plan		13,886	12,790
Property, plant and equipment		5,777,422	5,963,611
Goodwill		526,296	526,296
		7,145,234	7,393,640
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		223,808	184,712
Current debt	6	8,179	16,343
		231,987	201,055
Debt	6	588,298	587,201
Other non-current liabilities		2,177	49,194
Asset retirement obligations		110,182	109,069
Deferred income tax liabilities		839,690	869,207
		1,772,334	1,815,726
Equity
Share capital	7	5,319,101	5,318,950
Treasury stock		(12,005)	(12,949)
Contributed surplus		44,540	38,430
Accumulated other comprehensive loss		(17,218)	(18,127)
Deficit		(266,416)	(53,804)
Total equity attributable to shareholders of the Company		5,068,002	5,272,500
Attributable to non-controlling interests		304,898	305,414
		5,372,900	5,577,914
		7,145,234	7,393,640

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore           Director

(Signed) Paul N. Wright                Director

The accompanying notes are an integral part of these consolidated financial statements.

11

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of US dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note
		2015	2014	2015	2014
		$	$	$	$
Revenue
Metal sales		214,185	265,497	452,496	545,367

Cost of sales
Production costs		115,548	122,524	234,853	257,309
Inventory write-down		-	-	6,210	-
Depreciation and amortization		40,866	44,095	86,275	89,667
		156,414	166,619	327,338	346,976
Gross profit		57,771	98,878	125,158	198,391

Exploration expenses		3,186	3,890	6,309	7,785
Mine standby costs		913	-	1,412	-
General and administrative expenses		13,197	19,099	29,475	34,943
Defined benefit pension plan expense		434	413	860	816
Share based payments		3,759	5,281	10,174	12,275
Impairment loss on property, plant and equipment	5	254,910	-	254,910	-
Foreign exchange loss (gain)		(1,588)	(1,553)	8,651	(2,914)
Operating profit (loss)		(217,040)	71,748	(186,633)	145,486

Loss on disposal of assets		5	1,819	16	1,825
Loss on marketable securities and other investments		-	550	-	1,322
Loss on investments in associates		-	-	-	102
Other income		(2,306)	(3,631)	(4,164)	(2,847)
Asset retirement obligation accretion		595	581	1,198	1,163
Interest and financing costs		4,833	7,916	10,008	16,321

Profit (loss) before income tax		(220,167)	64,513	(193,691)	127,600
Income tax expense (recovery)		(22,582)	24,999	10,407	57,443
Profit (loss) for the period		(197,585)	39,514	(204,098)	70,157

Attributable to:
Shareholders of the Company		(198,600)	37,632	(206,844)	68,900
Non-controlling interests		1,015	1,882	2,746	1,257
Profit (loss) for the period		(197,585)	39,514	(204,098)	70,157

Weighted average number of shares outstanding
Basic		716,587	716,249	716,585	716,239
Diluted		716,587	716,249	716,585	716,239

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share		(0.28)	0.05	(0.29)	0.10
Diluted earnings (loss) per share		(0.28)	0.05	(0.29)	0.10

The accompanying notes are an integral part of these consolidated financial statements.

12

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of US dollars except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Profit (loss) for the period	(197,585)	39,514	(204,098)	70,157
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	1,020	336	909	(153)
Realized gains on disposal of available-for-sale financial assets	-	-	-	759
Total other comprehensive gain for the period	1,020	336	909	606
Total comprehensive income (loss) for the period	(196,565)	39,850	(203,189)	70,763

Attributable to:
Shareholders of the Company	(197,580)	37,968	(205,935)	69,506
Non-controlling interests	1,015	1,882	2,746	1,257
	(196,565)	39,850	(203,189)	70,763

The accompanying notes are an integral part of these consolidated financial statements.

13

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of US dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2015	2014	2015	2014
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period		(197,585)	39,514	(204,098)	70,157
Items not affecting cash:
Asset retirement obligation accretion		595	581	1,198	1,163
Depreciation and amortization		40,866	44,095	86,275	89,667
Unrealized foreign exchange loss (gain)		(87)	(508)	927	(124)
Deferred income tax expense (recovery)		(40,977)	471	(29,413)	9,667
Loss on disposal of assets		5	1,819	16	1,825
Loss on investments in associates		-	-	-	102
Impairment loss on property, plant and equipment		254,910	-	254,910	-
Loss on marketable securities and other investments		-	550	-	1,322
Share based payments		3,759	5,281	10,174	12,275
Defined benefit pension plan expense		434	413	860	816
		61,920	92,216	120,849	186,870

Property reclamation payments		(93)	-	(93)	-
Changes in non-cash working capital	10	(7,897)	(29,383)	8,180	(54,600)
		53,930	62,833	128,936	132,270
Investing activities
Net cash paid on acquisition of subsidiary	4(a)	-	-	-	(30,318)
Purchase of property, plant and equipment		(91,441)	(107,917)	(166,512)	(188,347)
Proceeds from the sale of property, plant and equipment		98	92	111	176
Proceeds on production from tailings retreatment		4,381	11,765	10,102	20,557
Purchase of marketable securities		-	(852)	(5,233)	(852)
Proceeds from the sale of marketable securities		-	243	-	865
Redemption of (investment in) term deposits		45,000	(20,000)	(902)	9,676
Decrease in restricted cash		(10)	(24)	591	2
		(41,972)	(116,693)	(161,843)	(188,241)
Financing activities
Issuance of common shares for cash		-	-	121	-
Proceeds from contributions from non-controlling interest	4(b)	-	-	-	40,000
Dividend paid to shareholders		-	-	(5,768)	(6,464)
Dividends paid to non-controlling interest		(3,262)	(815)	(3,262)	(815)
Purchase of treasury stock		-	(9)	(2,394)	(6,413)
Long-term and bank debt proceeds		-	-	8,171	16,363
Long-term and bank debt repayments		(8,178)	-	(16,349)	(16,382)
		(11,440)	(824)	(19,481)	26,289
Net increase (decrease) in cash and cash equivalents		518	(54,684)	(52,388)	(29,682)
Cash and cash equivalents - beginning of period		445,608	614,182	498,514	589,180

Cash and cash equivalents - end of period		446,126	559,498	446,126	559,498

The accompanying notes are an integral part of these consolidated financial statements.

14

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2015	2014	2015	2014
		$	$	$	$
Share capital
Balance beginning of period		5,319,101	5,314,813	5,318,950	5,314,589
Shares issued upon exercise of share options, for cash		-	-	121	-
Transfer of contributed surplus on exercise of options		-	-	30	-
Transfer of contributed surplus on exercise of deferred
phantom units		-	-	-	224
Balance end of period		5,319,101	5,314,813	5,319,101	5,314,813

Treasury stock
Balance beginning of period		(12,662)	(17,357)	(12,949)	(10,953)
Purchase of treasury stock		-	(9)	(2,394)	(6,413)
Shares redeemed upon exercise of restricted share units		657	2,521	3,338	2,521
Balance end of period		(12,005)	(14,845)	(12,005)	(14,845)

Contributed surplus
Balance beginning of period		41,371	35,424	38,430	78,557
Share based payments		3,936	5,035	10,241	11,750
Shares redeemed upon exercise of restricted share units		(657)	(2,521)	(3,338)	(2,521)
Recognition of other non-current liability and related costs		(110)	(741)	(763)	(50,365)
Transfer to share capital on exercise of options and deferred
phantom units		-	-	(30)	(224)
Balance end of period		44,540	37,197	44,540	37,197

Accumulated other comprehensive loss
Balance beginning of period		(18,238)	(16,786)	(18,127)	(17,056)
Other comprehensive gain for the period		1,020	336	909	606
Balance end of period		(17,218)	(16,450)	(17,218)	(16,450)

Deficit
Balance beginning of period		(67,816)	(118,597)	(53,804)	(143,401)
Dividends paid		-	-	(5,768)	(6,464)
Profit (loss) attributable to shareholders of the Company		(198,600)	37,632	(206,844)	68,900
Balance end of period		(266,416)	(80,965)	(266,416)	(80,965)
Total equity attributable to shareholders of the Company		5,068,002	5,239,750	5,068,002	5,239,750
Non-controlling interests
Balance beginning of period		305,510	312,503	305,414	273,128
Profit attributable to non-controlling interests		1,015	1,882	2,746	1,257
Dividends declared to non-controlling interests		(1,627)	(3,410)	(3,262)	(3,410)
Increase during the period	4(b)	-	-	-	40,000
Balance end of period		304,898	310,975	304,898	310,975

Total equity		5,372,900	5,550,725	5,372,900	5,550,725

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Unaudited Condensed Consolidated Financial Statements for the quarter ended Jun 30, 2015.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

·	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
·	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and other transactions
a)	Acquisition of Glory

In March 2014, Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business as defined in IFRS 3. Other than a small working capital amount, the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of June 30, 2015 is $49,957 and is included in accounts payable and accrued liabilities in the balance sheet.

5.	Impairment of Romania project

During the quarter ended June 30, 2015, the Company completed a feasibility study of our Certej project in Romania, which reflected higher capital and operating costs than had been assumed in the purchase price allocation used to record the Company’s acquisition of European Goldfields Inc. As a result, the Company assessed the recoverable amounts of property, plant and equipment for Certej.

The recoverable amount of an asset is the higher of its value-in-use and fair value less costs to sell. An impairment loss is recognized for any excess of the carrying amount of an asset over its recoverable amount.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Impairment of Romania project (continued)

The key assumptions used for the fair value less costs to sell calculations are as follows:

Gold price ($/oz)	$1,300
Silver price ($/oz) Inflation Rate Discount rate	$20 2% 7%

As at June 30, 2015 we recorded an impairment charge of $254,910 ($214,125 net of deferred income tax recovery) on our Certej project. The carrying amount of the Certej CGU after the impairment charge is $347,018.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

6.	Debt
	June 30, 2015 $	December 31, 2014 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	8,179	16,343

Non-current:
Senior notes (b)	588,298	587,201
Total debt	596,477	603,544

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,357) working capital loan with CMB. Each drawdown bears fixed interest rate of 5.6% and has a term of six months. The proceeds have been used to fund working capital obligations.

During the quarter ended June 30, 2015, Jinfeng repaid RMB 50.0 million ($8,179) on this facility. The last payment on the amount of RMB 50.0 million ($8,179) was made on July 28, 2015.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $11,702 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2015 was $596.3 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,963) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,770) through a series of amendments.

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt (continued)

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2015 was 4.59%.

As at June 30, 2015, RMB 658.8 million ($107,760) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

7.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2015 there were no non-voting common shares outstanding (December 31, 2014 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2015	716,564,524	5,318,950
Shares issued upon exercise of share options, for cash	22,610	121
Estimated fair value of share options exercised	-	30

At June 30, 2015	716,587,134	5,319,101

8.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015
	Weighted average exercise price Cdn$	Number of options
At January 1,	11.75	20,995,992
Granted	6.68	8,174,440
Exercised	6.64	(22,610)
Forfeited	12.79	(2,703,596)
At June 30,	10.08	26,444,226

At June 30, 2015, 18,984,305 share options (June 30, 2014 – 16,040,895) with a weighted average exercise price of Cdn$11.30 (June 30, 2014 – Cdn$12.89) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended June 30, 2015 was $2,119 (YTD – $7,049).

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments (continued)

(b) Restricted share unit plan

A total of 596,089 restricted share units (“RSUs”) at a grant-date fair value of Cdn$6.67 per unit were granted during the six-month period ended June 30, 2015 under the Company’s RSU plan and 198,696 RSUs were exercisable as at June 30, 2015.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the period ended June 30, 2015 is as follows:

Total RSUs
Balance at December 31, 2014	1,086,523
RSUs Granted	596,089
Redeemed	(446,604)
Forfeited	(81,877)
Balance at June 30, 2015	1,154,131

As at June 30, 2015, 1,154,131 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 494,691 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended June 30, 2015 was $1,461 (YTD – $2,836)

(c) Deferred share units plan

At June 30, 2015, 359,606 deferred share units (“DSUs”) were outstanding with a value of $1,491 which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $177 for the quarter ended June 30, 2015 (YTD – $67)

(d) Performance share units plan

A total of 623,410 performance share units (“PSUs”) were granted during the six-month period ended June 30, 2015 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the quarter ended June 30, 2015 was $356 (YTD – $356).

9.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at June 30, 2015 are marketable securities. No liabilities are measured at fair value on a recurring basis as at June 30, 2015.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Fair value of financial instruments (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of our senior notes (note 6b), all carrying amounts of financial instruments approximate their fair value.

10.	Supplementary cash flow information
	Three months ended June 30,		Six months ended June 30,
	2015 $	2014 $	2015 $	2014 $

Changes in non-cash working capital
Accounts receivable and other	(12,863)	(4,449)	13,466	(11,055)
Inventories	(4,077)	(4,975)	6,104	4,365
Accounts payable and accrued liabilities	9,043	(19,959)	(11,390)	(47,910)
Total	(7,897)	(29,383)	8,180	(54,600)

Supplementary cash flow information
Income taxes paid	23,235	28,981	45,799	40,333
Interest paid	17,047	17,156	17,275	17,360

11.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2015, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

11.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and development activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended June 30, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	115,820	89,624	(691)	9,432	-	-	214,185
Production costs	56,594	49,755	115	9,084	-	-	115,548
Depreciation	19,600	18,280	504	2,362	-	120	40,866
Gross profit (loss)	39,626	21,589	(1,310)	(2,014)	-	(120)	57,771

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	-	254,910	-	254,910
Exploration costs	428	374	387	571	679	747	3,186
Income tax expense (recovery)	14,296	7,383	(480)	(2,557)	(41,225)	1	(22,582)

Additions to property, plant and
equipment during the period	15,918	16,289	354	55,808	4,008	70	92,447

For the three months ended June 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	127,946	120,963	3,851	12,737	-	-	265,497
Production costs	49,704	56,356	5,943	10,521	-	-	122,524
Depreciation	13,179	27,783	928	2,030	-	175	44,095
Gross profit (loss)	65,063	36,824	(3,020)	186	-	(175)	98,878

Other material items of income and expense
Exploration costs	566	654	1,526	255	68	821	3,890
Income tax expense (recovery)	13,655	9,517	(406)	2,855	-	(622)	24,999

Additions to property, plant and
equipment during the period	23,160	12,995	517	69,944	2,317	52	108,985

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the six months ended June 30, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	235,507	194,762	(355)	22,582	-	-	452,496
Production costs	111,450	100,906	1,587	20,910	-	-	234,853
Inventory write-down	-	-	6,210	-	-	-	6,210
Depreciation	36,082	43,686	1,010	5,229	-	268	86,275
Gross profit (loss)	87,975	50,170	(9,162)	(3,557)	-	(268)	125,158

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	-	254,910	-	254,910
Exploration costs	872	643	773	1,400	1,155	1,466	6,309
Income tax expense (recovery)	27,087	16,056	3,098	4,892	(40,753)	27	10,407

Additions to property, plant and
equipment during the period	29,886	24,250	726	104,846	9,103	151	168,962

Information about assets and liabilities
Property, plant and equipment (*)	887,260	1,387,182	204,809	2,906,022	390,324	1,825	5,777,422
Goodwill	-	52,514	-	473,782	-	-	526,296
	887,260	1,439,696	204,809	3,379,804	390,324	1,825	6,303,718

Debt	-	8,179	-	-	-	588,298	596,477

For the six months ended June 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	251,972	245,792	22,496	25,107	-	-	545,367
Production costs	97,521	119,841	19,028	20,919	-	-	257,309
Depreciation	26,017	56,004	3,071	4,160	-	415	89,667
Gross profit (loss)	128,434	69,947	397	28	-	(415)	198,391

Other material items of income and expense
Exploration costs	1,114	1,119	2,170	646	1,121	1,615	7,785
Income tax expense (recovery)	33,695	19,553	(805)	5,000	-	-	57,443

Additions to property, plant and
equipment during the period	41,039	20,478	1,879	120,036	5,673	270	189,375

Information about assets and liabilities
Property, plant and equipment (*)	869,346	1,433,258	200,308	2,679,303	622,578	2,121	5,806,914
Goodwill	-	52,514	-	473,782	-	-	526,296
	869,346	1,485,772	200,308	3,153,085	622,578	2,121	6,333,210

Debt	-	16,253	-	-	-	586,104	602,357

(8)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the year ended December 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	-	52,514	-	473,782	-	-	526,296
	895,035	1,460,072	205,091	3,291,637	636,134	1,938	6,489,907

Debt	-	16,343	-	-	-	587,201	603,544

* Net of revenues from sale of production from tailings retreatment

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

11.2	Economic dependence
At June 30, 2015, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine                                             Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine                                      China National Gold Group

White Mountain Mine                      Refinery of Shandong Humon Smelting Co. Ltd.

11.3	Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

12.	Event occurring after the reporting date

On July 16, 2015 the government of Greece has enacted legislation increasing the corporate income tax rate from 26% to 29%, effective for fiscal year 2015. The Company has calculated its deferred tax liability with respect to its Greek assets including the assets acquired as part of its acquisition in 2012 based on the 26% Greek income tax rate.

As required by IAS 12, “Income Taxes”, when an income tax rate has changed the deferred tax liability must be adjusted to reflect the change in the income tax rate. The adjustment is required to be charged to deferred income tax expense. The Company anticipates that the increase in the Greek income tax rate from 26% to 29% will increase the deferred tax liability and the deferred tax expense by $65.0 million or approximately $0.09 per share in the third quarter of 2015.

(9)

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and six-month periods ended June 30, 2015

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the second quarter of 2015. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 30, 2015 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2015 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Second quarter summary results

Selected consolidated financial information

•	Loss attributable to shareholders of the Company was $198.6 million ($0.28 loss per share), compared to net profit attributable to shareholders of the Company of $37.6 million ($0.05 per share) in the second quarter of 2014.

•	The Company recorded a non-cash impairment loss on its Certej project during the quarter of $214.1 million (net of deferred income tax recovery).

•	Gold revenues were $204.2 million (2014 – $247.6 million) on sales of 170,056 ounces of gold at an average realized gold price of $1,201 per ounce (2014 – 190,621 ounces at $1,299 per ounce).

•	Liquidity of $824.8 million, including $449.8 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

•	On July 30, 2015 the Company declared a dividend of Cdn$0.01 per share to shareholders of record.

Selected performance measures and corporate developments (1)

•	Gold production of 181,160 ounces, including production from Olympias tailings retreatment (2014 – 200,551 ounces).

•	Cash operating costs averaged $569 per ounce (2014 – $489 per ounce).

•	All in sustaining cash costs averaged $900 per ounce (2014 – $829 per ounce).

•	Gross profit from gold mining operations of $61.4 million (2014 – $102.1 million).

•	Adjusted net earnings of $17.0 million ($0.02 per share) compared to adjusted net earnings of $35.9 million ($0.05 per share) in 2014.

•	Cash generated from operating activities before changes in non-cash working capital was $61.9 million (2014 – $92.2 million).

•	The Company announced the receipt of the Project Permit Approval for its Eastern Dragon project.

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. Gross profit from gold mining operations for 2014 has been restated to include by-product credits. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Outlook

Gold production for 2015 is forecast to be 690,000 ounces of gold with average cash costs for commercial production of $590 per ounce and all-in sustaining cash costs of $925 per ounce. Previous guidance was production of 640,000 - 700,000 ounces at average cash costs of $570 to $615 per ounce and all-in sustaining cash costs of $960 to $995 per ounce. Capital spending is forecast to be $110.0 million in sustaining capital and $300.0 million in new project development capital compared with previous guidance of $165.0 million and $345.0 million respectively. The forecast for new project development capital is lower than original guidance mainly due to presently projected lower capital spending at Skouries.

2

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Review of Financial Results

Summarized financial results – millions, except	3 months ended June 30,		6 months ended June 30,
where noted	2015	2014	2015	2014
Revenues	$214.2	$265.5	$452.5	$545.4
Gold revenues	$204.2	$247.6	$428.2	$495.2
Gold sold (ounces)	170,056	190,621	351,876	381,249
Average realized gold price (per ounce)	$1,201	$1,299	$1,217	$1,299
Cash operating costs (per ounce sold)	$569	$489	$545	$504
Total cash cost (per ounce sold)	$618	$549	$597	$563
All-in sustaining cash cost (per ounce sold)	$900	$829	$811	$809
Gross profit from gold mining operations	$61.4	$102.1	$138.5	$198.9
Adjusted net earnings	$17.0	$35.9	$36.5	$73.2
Net profit (loss) attributable to shareholders of the Company	($198.6)	$37.6	($206.8)	$68.9
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.28)	$0.05	($0.29)	$0.10
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.28)	$0.05	($0.29)	$0.10
Dividends paid (Cdn$ per share)	$0.00	$0.00	$0.01	$0.01
Cash flow from operating activities before changes in non-cash working capital	$61.9	$92.2	$120.8	$186.9

Loss attributable to shareholders of the Company was $198.6 million (or $0.28 per share) for the quarter compared with profit of $37.6 million (or $0.05 per share) in the second quarter of 2014. During the quarter the Company recorded an impairment loss of $214.1 million (net of deferred income tax recovery) related to Certej. Adjusted net earnings for the quarter were $17.0 million (or $0.02 per share) compared with $35.9 million (or $0.05 per share) in the second quarter of 2014.

Gold sales volumes and realized prices fell year over year which impacted gold revenues and gross profit from gold mining operations. The decrease in sales volumes was due to lower sales at Tanjianshan as a result of June gold production being shipped after quarter end. Sales volumes during the quarter were also impacted by lower production at Kisladag, Jinfeng and White Mountain year over year. Cash operating costs per ounce increased year over year at all mines except Efemcukuru. General and administrative costs fell $5.9 million year over year mainly due to lower costs in the Company’s Vancouver and Ankara offices as a result of a weakening in the Canadian and Turkish currencies in relation to the US dollar. Interest and financing costs fell $3.1 million due to an increase in the capitalization of bond interest on the Company’s Greek development projects.

Certej impairment charge

During the second quarter of 2015 the Company completed a feasibility study of the Certej project, which reflected higher capital and operating costs than had been estimated in the purchase price allocation used to record the Company’s 2012 acquisition of European Goldfields Inc., which owns Certej. Based on the feasibility study’s technical assumptions, the Company assessed the recoverable amounts of property, plant and equipment for Certej, and concluded that the carrying value of Certej was impaired. As a result, an impairment loss of $254.9 million was recorded against property, plant and equipment. A deferred income tax recovery of $40.8 million was also recorded related to the impairment charge and reflected as a reduction in tax expense on the income statement.

3

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Change in Greek income tax rate

On July 16, 2015 the government of Greece enacted legislation increasing the corporate income tax rate from 26% to 29%, effective for fiscal year 2015. As required by IAS 12, “Income Taxes”, when an income tax rate changes the deferred tax liability must be adjusted to reflect the change in the income tax rate. The Company anticipates that the change in the Greek income tax rate will increase the deferred tax liability and deferred tax expense by $65.0 million or approximately $0.09 per share in the third quarter of 2015.

Operations update

Summarized Operating Results	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Gross profit – gold mining operations (millions)	$61.4	$102.1	$138.5	$198.9
Ounces produced – including Olympias production from tailings retreatment	181,160	200,551	370,574	397,074
Cash operating costs ($ per ounce sold)	$569	$489	$545	$504
Total cash cost ($ per ounce sold)	$618	$549	$597	$563
Kisladag
Gross profit – gold mining operations (millions)	$28.1	$53.4	$71.7	$101.8
Ounces produced	67,778	76,980	147,034	144,055
Cash operating costs ($ per ounce sold)	$596	$443	$556	$449
Total cash cost ($ per ounce sold)	$611	$466	$572	$470
Efemcukuru
Gross profit – gold mining operations (millions)	$11.6	$11.8	$16.5	$26.8
Ounces produced	27,705	25,034	48,925	52,003
Cash operating costs ($ per ounce sold)	$477	$552	$527	$538
Total cash cost ($ per ounce sold)	$494	$576	$544	$561
Tanjianshan
Gross profit – gold mining operations (millions)	$6.1	$13.7	$18.8	$27.4
Ounces produced	25,074	25,790	51,700	54,169
Cash operating costs ($ per ounce sold)	$449	$391	$423	$407
Total cash cost ($ per ounce sold)	$626	$570	$594	$581
Jinfeng
Gross profit – gold mining operations (millions)	$13.7	$17.0	$24.5	$29.4
Ounces produced	38,234	45,568	74,920	86,863
Cash operating costs ($ per ounce sold)	$551	$540	$535	$581
Total cash cost ($ per ounce sold)	$632	$622	$621	$664
White Mountain
Gross profit – gold mining operations (millions)	$1.9	$6.2	$7.0	$13.5
Ounces produced	18,683	21,000	39,566	47,473
Cash operating costs ($ per ounce sold)	$757	$583	$674	$596
Total cash cost ($ per ounce sold)	$796	$623	$713	$636
Olympias
Ounces produced from tailings retreatment	3,686	6,179	8,429	12,511
4

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes placed on pad	4,873,089	3,127,844	9,099,202	6,984,726
Average treated head grade - grams per tonne (g/t)	0.66	1.11	0.68	0.90
Gold (ounces)
- Produced	67,778	76,980	147,034	144,055
- Sold	67,981	72,815	146,983	139,667
Cash operating costs (per ounce sold)	$596	$443	$556	$449
Total cash costs (per ounce sold)	$611	$466	$572	$470
Financial Data (millions)
Gold revenues	$81.2	$93.7	$177.4	$180.2
Depreciation and depletion	$11.4	$6.4	$21.6	$12.7
Gross profit – gold mining operations	$28.1	$53.4	$71.7	$101.8
Sustaining capital expenditures	$4.0	$14.0	$7.3	$22.1

As anticipated, gold production at Kisladag was lower, and cash operating costs were higher year over year. These changes year over year were due to planned increases in sulfide run of mine ore placed on the leach pad, which resulted in a lower average treated head grade and a lower expected recovery rate. Capital expenditures for the quarter included costs for capitalized waste stripping and diamond drilling related to metallurgical testing of the ore body.

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Milled	113,851	110,706	219,270	217,207
Average treated head grade - grams per tonne (g/t)	8.53	7.99	7.95	8.27
Average Recovery Rate	91.0%	93.2%	91.0%	93.1%
Gold (ounces)
- Produced	27,705	25,034	48,925	52,003
- Sold	28,228	25,435	46,851	53,082
Cash operating costs (per ounce sold)	$477	$552	$527	$538
Total cash costs (per ounce sold)	$494	$576	$544	$561
Financial Data (millions)
Gold revenues	$33.5	$33.1	$56.2	$69.7
Depreciation and depletion	$8.1	$6.6	$14.3	$13.0
Gross profit – gold mining operations	$11.6	$11.8	$16.5	$26.8
Sustaining capital expenditures	$5.9	$5.7	$10.4	$10.9

Gold production was 11% higher year over year due to higher average treated head grade. Cash operating costs were 14% lower year over year due to higher head grade and lower operating costs as a result of the weakening in the Turkish lira. Capital spending during the quarter included underground development and mine mobile equipment.

5

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Tanjianshan

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Milled	274,194	278,227	531,491	541,836
Average treated head grade - grams per tonne (g/t)	3.29	3.30	3.42	3.37
Average Recovery Rate	82.0%	82.0%	81.5%	81.6%
Gold (ounces)
- Produced	25,074	25,790	51,700	54,169
- Sold	16,875	25,790	43,501	54,169
Cash operating costs (per ounce sold)	$449	$391	$423	$407
Total cash costs (per ounce sold)	$626	$570	$594	$581
Financial Data (millions)
Gold revenues	$20.6	$33.7	$53.9	$70.7
Depreciation and depletion	$3.9	$5.4	$9.2	$11.8
Gross profit – gold mining operations	$6.1	$13.7	$18.8	$27.4
Sustaining capital expenditures	$6.7	$2.2	$8.8	$3.1

Gold production at Tanjianshan was 3% lower year over year due to slightly lower tonnes milled and average treated head grade. Gold ounces sold were lower year over year due to weather related shipping delays which resulted in June production of 8,199 ounces being shipped after quarter end. Cash operating costs per ounce were 15% higher mainly as a result of an increase in waste stripping costs charged to ore production. Capital spending for this quarter included work on the decline at the Qinlongtan deposit and earthworks associated with the tailings dam.

Jinfeng

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Milled	329,738	371,971	651,444	736,958
Average treated head grade - grams per tonne (g/t)	4.21	4.17	4.15	4.08
Average Recovery Rate	87.1%	86.4%	86.7%	87.0%
Gold (ounces)
- Produced	38,234	45,568	74,920	86,863
- Sold	38,289	45,581	74,975	86,858
Cash operating costs (per ounce sold)	$551	$540	$535	$581
Total cash costs (per ounce sold)	$632	$622	$621	$664
Financial Data (millions)
Gold revenues	$46.3	$59.6	$92.2	$113.0
Depreciation and depletion	$8.5	$14.2	$21.1	$26.0
Gross profit – gold mining operations	$13.7	$17.0	$24.5	$29.4
Sustaining capital expenditures	$4.2	$3.3	$6.4	$7.1

Gold production at Jinfeng was 16% lower year over year as a result of lower tonnes milled and gold in circuit inventory changes. The decrease in tonnes milled was due to the completion of open pit mining during the first quarter. Cash operating costs were 2% higher year over year as a result of lower gold production. Capital expenditures for the quarter included underground development, mining equipment and tailings dam work.

6

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

White Mountain

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Milled	210,753	213,741	417,360	414,423
Average treated head grade - grams per tonne (g/t)	2.97	3.56	3.26	3.84
Average Recovery Rate	86.8%	88.5%	87.8%	87.6%
Gold (ounces)
- Produced	18,683	21,000	39,566	47,473
- Sold	18,683	21,000	39,566	47,473
Cash operating costs (per ounce sold)	$757	$583	$674	$596
Total cash costs (per ounce sold)	$796	$623	$713	$636
Financial Data (millions)
Gold revenues	$22.6	$27.5	$48.5	$61.7
Depreciation and depletion	$5.8	$8.1	$13.2	$18.1
Gross profit – gold mining operations	$1.9	$6.2	$7.0	$13.5
Sustaining capital expenditures	$1.9	$5.7	$4.2	$7.7

Gold production at White Mountain during the quarter was 11% lower than last year due to reduced head grade. Cash operating costs per ounce were 30% higher year over year due to lower head grade as well as higher mining contractor, electricity and reagent costs. Mining contractor costs were higher due to an increase in stope development activity. Capital expenditures for the quarter included capitalized underground development, exploration drilling and sustaining capital projects within the processing plant.

Vila Nova

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Processed	0	190,721	20,017	394,202
Iron Ore Produced	0	162,721	16,038	337,799
Average Grade (% Fe)	0%	62.8%	63.7%	62.8%
Iron Ore Tonnes
- Sold	0	87,518	47,797	304,900
Average Realized Iron Ore Price(1)	$0	$56	$38	$74
Cash Costs (per tonne produced)	$0	$69	$31	$62
Financial Data (millions)
Revenues	($0.7)	$3.9	($0.4)	$22.5
Depreciation and depletion	$0.5	$0.9	$1.0	$3.1
Gross profit / loss from mining operations	($1.3)	($3.0)	($9.2)	$0.4
Sustaining capital expenditures	$0	$0	$0.1	$0.9
(1)	Excluding adjustments to finalize shipments from prior periods

Vila Nova continued on care and maintenance during the second quarter. Settlements during the second quarter of shipments from prior quarters resulted in negative adjustments to revenue.

7

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes ore mined (wet)	49,031	57,275	97,730	114,517
Tonnes ore processed (dry)	43,571	55,548	90,446	110,997
Pb grade (%)	6.41%	6.03%	6.66%	6.15%
Zn grade (%)	9.07%	11.39%	9.43%	11.33%
Ag grade (g/t)	168	150	178	157
Tonnes of concentrate produced	10,739	15,714	23,217	31,650
Tonnes of concentrate sold	11,188	12,989	26,896	29,706
Average realized concentrate price (per tonne)	$843	$981	$840	$845
Cash Costs (per tonne of concentrate sold)	$799	$735	$763	$671
Financial Data (millions)
Revenues	$9.4	$12.7	$22.6	$25.1
Depreciation and depletion	$2.3	$1.9	$5.0	$4.0
Earnings/(loss) profit from mining operations	($1.9)	$0.3	($3.3)	$0.2
Sustaining capital expenditures	$0.8	$0.5	$1.3	$0.5

Concentrate production in the second quarter at Stratoni was lower year over year due to lower ore tonnes processed and lower zinc head grades. Plant throughput was affected by lower mine production as a result of fewer production areas in the mine, and labour stoppages by the miner’s union in connection with protests in support of the Company’s Greek projects. Quarterly cash operating costs per tonne increased 9% year over year due to the impact of lower concentrate production on fixed costs as well as higher water treatment processing costs. Quarterly cash flow from operations before changes in working capital was $0.4 million.

Gold projects update

TURKEY

Kisladag Mine Optimization

Detailed engineering work was initiated during the quarter to address changes to the Phase III area of the existing crushing circuit which will optimize product crush size prior to placement on the leach pad. Detailed engineering was also begun for the additional 7.5 million tonnes per year crushing and screening circuit as defined in the Phase IV expansion program. Installation of a 154 KV substation to support pit electrification was also ongoing. A total of $5.1 million was spent on mine expansion work.

GREECE

Olympias

During the quarter, Olympias treated 146,894 tonnes of tailings and produced 3,686 gold ounces under the Phase I tailings retreatment plan. Partial reclamation of the first dam will begin in the third quarter. Mine development and rehabilitation continued underground in preparation for planned production in 2016. Work continued on the main decline, including cover grouting and post grouting behind the face for water control.

Engineering and development work for the Phase II reconfiguration program continued during the quarter. Metallurgical test work aimed at refining the process design continued during the quarter. A capital cost estimate for the modifications was completed along with the implementation schedule. The basic engineering package is targeted for completion in the third quarter. Capital costs of $14.9 million were incurred during the quarter for mine development. A total of $6.6 million was spent on tailings retreatment against proceeds of $4.4 million from the sale of gold recovered from the retreatment process.

8

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Skouries

Construction at Skouries progressed during the quarter with the piling for the equipment foundations, and the concrete foundations for the flotation building, filter and out loading buildings completed. The installation of internal platform steel work was begun within the flotation building. Earthworks continued on multiple work fronts in the main process area. Initial deliveries of process equipment to the site were begun, and installation of the flotation tanks commenced. Construction of a stream diversion structure as well as topsoil removal for the installation of the main starter dam was begun. Initial stripping of overburden and topsoil from the open pit area was completed. Capital spending totaled $26.5 million during the quarter. A portion of the $200 million in development capital planned for 2015 has been delayed into 2016, as a result of permit issues.

Perama Hill

Expenditures on Perama Hill were kept to a minimum during the quarter pending receipt of approval of the Environmental Impact Assessment. A total of $0.4 million was spent on Perama Hill.

ROMANIA

Certej

A positive feasibility study for the Certej project was completed and the results were released during the quarter. The study assumes open pit mining of the 2.4 million ounce reserve and gold recovery of the refractory ore using pressure oxidation. Average annual production of gold is projected to be 140,000 ounces with a 15 year mine life at an average all in sustaining cash cost of $745 per ounce.

A total of $3.5 million was spent on Certej including land acquisition, site work, metallurgical test work, and engineering for the feasibility study.

CHINA

Eastern Dragon

The Project Permit Approval (“PPA”) for Eastern Dragon was received from the National Development and Reform Commission during the quarter. With the granting of the PPA, the Company has recommenced work at site, initially focusing on completion and testing of the mill circuit along with work on the power plant and water supplies. The Company expects Eastern Dragon to reach initial production in the first half of 2016.

BRAZIL

Tocantinzinho

A positive feasibility study for Tocantinzinho was completed and the results were released during the quarter. The study assumes open pit mining at a rate of 4.0 million tonnes per year with average annual gold production of 165,000 ounces over a 11 year mine life at an average cash operating cost of $572 per ounce. A total of $0.4 million was spent on Tocantinzinho in the quarter.

Exploration update

During the quarter 8,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The 2015 drilling programs at most exploration sites are not scheduled to commence until later in the year. A total of $6.2 million was spent on exploration and evaluation programs.

Greece

In Greece, quarterly exploration activities were devoted mainly to brownfields programs in the Halkidiki area. In the Skouries/Tsikara/Fisoka porphyry belt, mapping and soil sampling programs defined drill targets within known mineral occurrence areas, and also identified several previously unrecognized epithermal mineral occurrences.

9

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Romania

Exploration activities in Romania focused on brownfields opportunities within the Certej license block, as well as defining drilling targets within our nearby exploration concessions in the Apuseni Belt. Drilling commenced during the quarter at the Muncel project targeting gold-rich extensions to the historically defined volcanogenic massive sulphide Pb-Zn-Cu orebodies.

Turkey

Detailed geological mapping, soil sampling, and rock sampling programs continued within the Efemcukuru mining concession during the quarter. Reconnaissance level field activities elsewhere in Turkey focused on greenfields exploration for porphyry and epithermal systems in the central and eastern Pontide belt.

China

Underground exploration drilling continued on the north and far north zones at White Mountain during the quarter.

At Tanjianshan, underground exploration drilling from the Qinlongtan North decline commenced late in the quarter, with three holes targeting the open down-plunge extension of the high-grade mineralized zone. Surface drilling was also completed at the Xijingou deposit and Dushugou prospect.

A trenching program was completed during the quarter on the Anbao license adjacent to the Jinfeng mine, where previous soil surveys identified several prospective zones.

Brazil

A 2,000 metre drilling program was begun in the Tapajos District during the quarter testing the KRB gold anomaly located approximately 12 kilometres southwest of the Tocantinzinho deposit. Activities elsewhere in Brazil were focused on project generation, with field activities in the Central Brazil Gold Belt (Tocantins and Goias states) and in Northeast Brazil.

Quarterly results

millions (except per share amounts)

	2015	2015	2014	2014	2014	2014	2013	2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$214.2	$238.3	$259.0	$263.5	$265.5	$279.9	$231.7	$287.3
Profit (loss)(1)	($198.6)	($8.2)	$13.9	$19.8	$37.6	$31.3	($687.5)	$36.4
Earnings (loss) per share(1)
- basic	($0.28)	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)	$0.05
- diluted	($0.28)	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)	$0.05

(1) Attributable to shareholders of the Company

As discussed above, the second quarter of 2015 was affected by the write down of Certej. Quarterly profit for the fourth quarter of 2013 was affected by a $684.6 million charge net of taxes for the impairment of goodwill and property, plant and equipment related to the Company’s Jinfeng and Eastern Dragon gold properties.

10

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs
millions (except for gold ounces sold and cost per ounce sold)	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Production costs (from consolidated income statement)	$115.5	$122.5	$234.9	$257.3
Vila Nova and Stratoni production costs	9.2	16.5	22.5	39.9
Production costs – excluding Vila Nova and Stratoni	$106.3	$106.0	$212.4	$217.4
By-product credits and other adjustments	(1.2)	(1.3)	(2.1)	(2.7)
Total cash cost	$105.1	$104.7	$210.3	$214.7
Royalty expense and production taxes	(8.4)	(11.5)	(18.7)	(22.6)
Cash operating cost	$96.7	$93.2	$191.6	$192.1
Gold ounces sold	170,056	190,621	351,876	381,249
Total cash cost per ounce sold	$618	$549	$597	$563
Cash operating cost per ounce sold	$569	$489	$545	$504

All-in sustaining cash cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs	Q2 2015	Q2 2014	YTD 2015	YTD 2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost	$105.1	$104.7	$210.3	$214.7
Sustaining capital spending at operating gold mines	22.7	34.5	37.1	57.5
Exploration spending at operating gold mines	2.4	2.2	3.3	3.3
General and administrative expenses	22.7	16.6	34.7	32.6
All-in sustaining cash costs	$152.9	$158.0	$285.4	$308.1
Gold ounces sold	170,056	190,621	351,876	381,249
All-in sustaining cash cost per ounce sold	$900	$829	$811	$809
11

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended June 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Net (loss) earnings attributable to shareholders	($198.6)	$37.6	($206.8)	$68.9
Impairment loss on property, plant and equipment, net of tax	214.1	0.0	214.1	0.0
Loss (gain) on disposal of assets	0.0	1.8	0.0	1.8
Losses (gains) on available-for-sale securities	0.0	0.5	0.0	1.3
Loss on investment in associates	0.0	0.0	0.0	0.1
Transaction costs	1.3	0.0	1.3	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	0.2	(4.0)	21.7	1.1
Inventory writedown	0.0	0.0	6.2	0.0
Total adjusted net earnings	$17.0	$35.9	$36.5	$73.2
Weighted average shares outstanding	716,587	716,249	716,585	716,239
Adjusted net earnings ($/share)	$0.02	$0.05	$0.05	$0.10

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition and liquidity

Operating activities

Operating activities before changes in non-cash working capital generated $61.9 million in cash, compared to $92.2 million in 2014. In addition, cash flow of $4.4 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($11.8 million – 2014).

12

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Investing activities

The Company invested $91.4 million in capital expenditures this quarter. Mine evaluation, expansion and development totalled $50.6 million while sustaining capital spending at our producing mines totalled $23.5 million ($22.7 million at our producing gold mines and $0.8 million at Stratoni). A total of $6.6 million was spent on tailings retreatment. Capitalized exploration totalled $3.1 million. We also spent $1.0 million on land acquisitions. A total of $6.4 million in bond interest was also charged to capital projects. The remaining $0.2 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Capital resources

(millions)	June 30, 2015	December 31, 2014
Cash, cash equivalents and term deposits	$449.8	$501.3
Working capital	$533.4	$646.2
Debt	$596.5	$603.5

Management believes that the working capital at June 30, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2015 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	8.2	-	-	600.0	608.2
Capital leases	0.4	1.6	-	-	2.0
Operating leases	3.4	6.2	5.5	5.4	20.5
Purchase obligations	74.7	3.5	0.4	-	78.6
Totals	86.7	11.3	5.9	605.4	709.3

The above table does not include interest on debt.

As at June 30, 2015, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 30,800 dry metric tonnes of zinc concentrates, 15,800 dry metric tonnes of lead/silver concentrates, and 42,200 tonnes gold concentrate through the financial year ending December 31, 2015.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2015 through March 2016, this amount is equal to $4.14 per ounce.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

13

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

As at December 31, 2014, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 21,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2015.

In September 2013, the company, in connection with Tuprag, entered into a letter of guarantee in favour of the Turkish ministry of environment, energy and climate change, in the amount of $30.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the EIA approved for Kişladağ and Efemçukuru. The Letter of Guarantee is renewed annually and expires on September 18, 2015. The Letter of Guarantee has an annual fee of 27 basis points.

Debt

Significant changes in our debt from that disclosed in our December 31, 2014 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

During the quarter ended June 30, 2015, Jinfeng repaid RMB 50.0 million ($8.2 million) on this facility. The last payment on the amount of RMB 50.0 million ($8.2 million) was made on July 28, 2015.

Senior notes

The fair market value of the notes as at June 30, 2015 is $596.3 million.

Entrusted loan

As at June 30, 2015, RMB 658.8 million ($107.8 million) had been drawn under the entrusted loan. The loan has been recorded on a net settlement basis.

Equity

This quarter we received net proceeds of $0.1 million for issuing 22,610 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of June 30, 2015 - as of July 30, 2015	716,587,134 716,587,134
Share purchase options - as of July 30, 2015 (Weighted average exercise price per share: $10.11 Cdn)	26,277,049

Other information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

14

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

15

MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 27, 2015. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.